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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

Premier Exhibitions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74051E102
(CUSIP Number)

Daoping Bao

C/O Premier Exhibitions, Inc.

3340 Peachtree Road NE, Suite 900

Atlanta, GA 30326

(404) 842-2600

Copy to:

Samuel C. Schlessinger

Dentons US LLP

Willis Tower

233 S. Wacker Drive, Suite 5900

Chicago, IL 60606

(312) 876-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Daoping Bao
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 4,448,113

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,271,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,448,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1

13.	Percent of Class Represented by Amount in Row (11) 47.5%[2]
14.	Type of Reporting Person (See Instructions)
IN

1 At the Closing (as defined herein), Mr. Bao received (a) 1,271,994 shares (“Exchangeable Shares”) of 1032403 B.C. Ltd., a company existing under the laws at the Province of British Columbia and a wholly-owned subsidiary of the Issuer (“Exchangeco”), which are exchangeable for 1,271,994 shares of common stock, par value $0.0001 per share, of the Issuer (“Issuer Common Stock”) pursuant to the terms of such shares and that certain Support Agreement entered into between the Issuer and Exchangeco at the Closing, and (b) one share of a separate class of stock of the Issuer (the “Class 1 Special Voting Stock”) that provides for voting rights in the Issuer equal to the number of Exchangeable Shares held by Mr. Bao. The amount reported in Row 11 excludes the share of Class 1 Special Voting Stock held by Mr. Bao. The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined herein) except to the extent of his pecuniary interest therein.

2 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Nancy Brenner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 162,726

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,726
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1

13.	Percent of Class Represented by Amount in Row (11) 1.7%[2]
14.	Type of Reporting Person (See Instructions)
IN

1 At the Closing, Ms. Brenner received (a) 162,726 Exchangeable Shares, which are exchangeable for 162,726 shares of Issuer Common Stock pursuant to the terms of such shares and that certain Support Agreement entered into between the Issuer and Exchangeco at the Closing, and (b) one share of a separate class of stock of the Issuer (the “Class 2 Special Voting Stock”) that provides for voting rights in the Issuer equal to the number of Exchangeable Shares held by Ms. Brenner. The amount reported in Row 11 excludes the share of Class 2 Special Voting Stock held by Ms. Brenner. The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined herein) except to the extent of her pecuniary interest therein.

2 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Lange Feng
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 669,643

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 669,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [1]

13.	Percent of Class Represented by Amount in Row (11) 7.2% [2]
14.	Type of Reporting Person (See Instructions)
IN

1 The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined herein) except to the extent of his pecuniary interest therein.

2 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Jihe Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 446,429

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,429 [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.8% [2]
14.	Type of Reporting Person (See Instructions)
IN

1 The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined herein) except to the extent of his pecuniary interest therein.

2 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
High Nature Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,116,071

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,116,071 [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 11.9% [2]
14.	Type of Reporting Person (See Instructions)
CO

1 The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined herein) except to the extent of its pecuniary interest therein.

2 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Mandra Forestry Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) [1]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 781,250

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,250 [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.3% [3]
14.	Type of Reporting Person (See Instructions)
CO

1 We have requested on numerous occasions but not received confirmation from Mandra Forestry Limited.

2 The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined herein) except to the extent of its pecuniary interest therein.

3 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (“Issuer Common Stock”), of Premier Exhibitions, Inc., a Florida corporation, (the “Company” or the “Issuer”), as well as shares of 1032403 B.C. Ltd., a wholly-owned subsidiary of the Issuer (“Exchangeco”), which are exchangeable for Issuer Common Stock pursuant to the terms of such shares and that certain Support Agreement entered into between the Issuer and Exchangeco at the Closing (as defined herein). The address of the principal executive office of the Issuer is 3340 Peachtree Road N.E., Suite 900, Atlanta, Georgia 30326.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Name	Address	Employment/Address	Citizenship
Daoping Bao	C/O Premier Exhibitions, Inc., 3340 Peachtree Road NE, Suite 900 Atlanta, GA 30326	Exec. Chairman, Pres. and CEO Premier Exhibitions, Inc. 3340 Peachtree Rd. N.E. Ste. 900 Atlanta, GA 30326 United States	Canada
Nancy Brenner	1828 Lilac Drive., #18 Surrey, British Columbia V4A 5C9 Canada	Managing Director Premier Exhibitions, Inc. 3340 Peachtree Rd. N.E,. Ste. 900 Atlanta, GA 30326	United States
Lange Feng	15953 107 Avenue Surrey, British Columbia V4N 5N7 Canada

Chief Financial Officer

Henan Yixue Waterproofing Engineering Co., Ltd.

901, Unit 1, Building 1, Zhenghongqi, No. 260

Dongming Road North, Agricultural Road, Jinshui

District,

Zhenrgzhou City,

Henan Province,

China

China
Jihe Zhang	Suite 2606, Building A Full Shuangzi Towers, No. 59 Dongsanhuan Zhonglu Chaoyang District, Beijing China	Chairman of Beijing AO Jie Kai Industry & Trading Co., LTD Room 2606 Fuli Twins Tower A Building No. 59 Mid East 3rd Ring Road China	China
Name	Address	Principal Business	Organization
High Nature Holding Limited	Unit 8, 3rd Floor Qwomar Trading Complex Blackburne Road Port Purcell, Road Town Tortola, British Virgin Islands VG1110	Biorefineries	British Virgin Islands
Mandra Forestry Limited	c/o Portcullis TrustNet (BVI) Ltd. Portcullis TrustNet Chambers P.O. Box 3444 Road Town, Tortola British Virgin Islands	Investment Holding Company	British Virgin Islands

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of High Nature Holding Limited and Mandra Forestry Limited are listed on Schedule I to this Schedule 13D.

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Notwithstanding the foregoing to the contrary, the Reporting Persons have requested on multiple occasions but not received confirmation with respect to the matters discussed in this paragraph from Mandra Forestry Limited.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the merger agreement entered into as of April 2, 2015 by and among the Company, Dinoking Tech Inc. (“Dinoking”), Exchangeco, and Mr. Bao and Ms. Brenner (the “Merger Agreement”), on November 1, 2015 (the “Closing”), the Company acquired all of the outstanding shares of Dinoking for total consideration of 1,434,720 shares of Exchangeco (“Exchangeable Shares”). The Exchangeable Shares are exchangeable for an aggregate of 1,434,720 shares of Issuer Common Stock pursuant to the terms of such shares and that certain Support Agreement entered into between the Company and Exchangeco at the Closing. At the Closing, Mr. Bao received 1,271,994 Exchangeable Shares and Ms. Brenner received 162,726 Exchangeable Shares, which they can exchange on a one-for-one basis into shares of the Issuer’s Common Stock at any time, and Mr. Bao received one share of Class 1 Special Voting Stock and Ms. Brenner received one share of Class 2 Special Voting Stock, which provides them with voting rights in the Company equal to the number of Exchangeable Shares they hold.

In connection with the Merger Agreement, the Company also issued a convertible promissory note (the “Convertible Note”) to Mr. Bao, as agent for Mr. Lange Feng, Mr. Jihe Zhang, High Nature Holding Limited and Mandra Forestry Limited (the “Former Convertible Note Holders”). The Convertible Note automatically converted pursuant to the terms of the Convertible Note into 3,013,393 shares of Issuer Common Stock on October 30, 2015 (i.e., the first business day after the special meeting at which the Company’s shareholders approved certain proposals necessary to consummate the transactions contemplated by the Merger Agreement).

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Company on an ongoing basis. Depending on their review and evaluation of the business and prospects of the Company, and subject to applicable securities laws and the price level of the Issuer Common Stock, or such other factors as they may deem relevant, the Reporting Persons may (a) acquire additional shares of Issuer Common Stock or other securities of the Company; (b) sell all or any part of their Issuer Common Stock, which potential sales may be made pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) (or, with respect to Mr. Bao and/or Ms. Brenner, subject to their exchange of the Exchangeable Shares for Issuer Common Stock, in sales pursuant to a resale registration statement that the Company is required to file with the U.S. Securities and Exchange Commission (the “SEC”) within 30 business days after the Closing and cause to be declared effective as soon as practicable thereafter under the Registration Rights Agreement (as defined herein); (iii) distribute Issuer Common Stock to various of their partners, members or shareholders or may engage in any combination of the foregoing.

Subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Issuer Common Stock. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Issuer Common Stock, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

At the Closing, the Company, Mr. Bao and Ms. Brenner, entered into the Corporate Governance Agreement, dated as of November 1, 2015, pursuant to which the Reporting Persons collectively had the right as of the Closing to appoint up to four members of the Company’s board of directors, which was then required to be composed of seven members. If their beneficial ownership in the Company falls to between 10% and 30%, then the Reporting Persons will have the right to appoint up to 30% of the members of the board of directors. If the Reporting Persons beneficially own in the aggregate less than 10% of the Issuer Common Stock, then they will no longer be entitled to appoint members of the Company’s board of directors. These board appointment provisions also apply to each subsidiary of the Company. The Corporate Governance Agreement also required the Company’s board of directors to appoint Mr. Bao as the Executive Chairman of the board of directors and President of the Company, and each subsidiary of the Company, as of the Closing. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Company, the Reporting Persons may communicate with the board of directors of the Company, members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors of the Company with a view to maximizing shareholder value.

Other than as described in this Item 4 and the Future Contingent Payments under the Success Payment Agreement section described in Item 6 below, none of the Reporting Persons, nor to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

(a) As of the Closing, following the consummation of the transactions contemplated by the Merger Agreement, each Reporting Person may be deemed to beneficially own 4,448,113 shares of Issuer Common Stock (excluding one share of Class 1 Special Voting Stock and one share of Class 2 Special Voting Stock held by Mr. Bao and Ms. Brenner, respectively, that provide for voting rights in the Company equal to the number of Exchangeable Shares held by Mr. Bao and Ms. Brenner, respectively, and including 1,434,720 Exchangeable Shares, which are exchangeable for Issuer Common Stock) representing approximately 47.5% of the outstanding Issuer Common Stock. The calculation of the foregoing percentage is based on the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner. Each Reporting Person disclaims beneficial ownership of the shares beneficially owned by the other Reporting Persons except to the extent of his, her or its pecuniary interest therein.

(b) Pursuant to the Stockholders Agreement described in Item 6 below, Mr. Bao has the right to vote (and a right of first refusal with respect to) the Issuer Common Stock and Exchangeable Shares held by the other Reporting Persons. Accordingly, Mr. Bao has the sole power to vote or direct the vote of all shares reported by the Reporting Persons on the cover pages to this Schedule 13D. Each Reporting Person has the sole power to dispose the number of shares listed in Row 9 of its respective cover page to this Schedule 13D. No Reporting Person has shared voting or shared dispositive power with respect to any of the shares reported in this Schedule 13D.

(c) Other than the matters referred to herein, there have been no other transactions in the Issuer Common Stock effected by the Reporting Persons during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

Stockholders Agreement

Pursuant to that certain Stockholders Agreement, dated April 2, 2015, among the Reporting Persons (as amended, the “Stockholders Agreement”), Mr. Bao has the power to vote (and a right of first refusal with respect to) each of the shares in the Company beneficially owned by the other Reporting Persons.

Corporate Governance Agreement

See the description in Item 4 hereof.

Support Agreement

The Company and Exchangeco also entered at the Closing into that certain Support Agreement, which sets forth terms related to the Exchangeable Shares and contains certain covenants governing the relationship between the Company and Exchangeco so long as Exchangeable Shares are outstanding.

Among other things, pursuant to the Support Agreement, the Company will not, without the prior approval of Exchangeco and the holders of the Exchangeable Shares, take certain actions unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of, the holders of Exchangeable Shares. Such actions include (i) issuing or distributing shares of the Issuer Common Stock to holders of the common stock by way of stock dividend or other distribution; (ii) issuing or distributing rights, options, warrants, or property to holders of the Issuer Common Stock entitling them to subscribe for or to purchase shares of the Issuer Common Stock; (iii) issuing or distributing to holders of shares or securities of the Company of any other class of capital stock of the Company or any rights, options, or warrants to purchase the same, evidences of indebtedness of the Company, or assets of the Company; (iv) subdividing, redividing, or changing the then outstanding shares of the Issuer Common Stock into a greater number of shares; (v) reducing, combining, or consolidating or changing the then outstanding shares of the Issuer Common Stock into a lesser number of shares; or (vi) reclassifying or otherwise changing the shares of the Issuer Common Stock or effecting an amalgamation, merger, reorganization, or other transaction affecting the Issuer Common Stock.

Registration Rights Agreement

In addition, at the Closing, the Company, Mr. Bao and Ms. Brenner entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company is required to register with the SEC the shares of Issuer Common Stock held by Mr. Bao and Ms. Brenner and their permitted assigns upon demand at any time after the Closing.

Success Payment Agreement

In connection with the Closing, the Company, Mr. Bao and Ms. Brenner entered into a Success Payment Agreement, dated April 2, 2015 (the "Success Payment Agreement"), which outlines the requirements by which Mr. Bao and Ms. Brenner may receive Future Contingent Payments (as defined herein).

Mr. Bao and Ms. Brenner have the right to receive from the Company future contingent payments payable in either cash or shares of Issuer Common Stock (the “Future Contingent Payments”). The Company has agreed to make Future Contingent Payments to Mr. Bao and Ms. Brenner of up to $8,562,715 payable in either cash or shares of Issuer Common Stock upon the satisfaction of conditions precedent relating to the execution of specified exhibition and joint venture agreements with third-parties meeting the requirements set forth in the Success Payment Agreement. Assuming all of the conditions are satisfied that would trigger the three separate Future Contingent Payments provided for under the Success Payment Agreement, the Company will be required to issue a minimum of 1,309,162 shares of Issuer Common Stock to Mr. Bao and Ms. Brenner. The Reporting Persons, however, are unable to provide an exact estimate of the number of shares that the Company may issue in connection with Future Contingent Payments due to the fact that certain conditions must be triggered to satisfy such payments and the value of the shares to be paid out will be determined based upon a formula that takes into account the volume weighted average trading price of the Company’s common stock during the 60-day period prior to the date of the applicable triggering event. The Reporting Persons estimate that if all of the conditions to the Future Contingent Payments are satisfied and the Mr. Bao and Ms. Brenner elect to receive shares of Issuer Common Stock as payment for the Future Contingent Payments, that the Company would issue up to a maximum of 856,271,455 shares of Issuer Common Stock in connection therewith, assuming that the Company’s stock price was $0.01 based on the 60-day volume weighted average price ending immediately prior to the date of each of the three separate triggering events.

The foregoing summaries of the agreements described above do not purport to be complete and each is qualified in its entirety incorporated by reference to the complete text of such agreement attached hereto or incorporated by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.

Joint Filing Agreement and Power of Attorney, dated November 6, 2015, by and among Messrs. Daoping Bao, Lange Feng and Jihe Zhang, Ms. Nancy Brenner, High Nature Holding Limited and Mandra Forestry Limited.

2.	Stockholders Agreement, dated April 2, 2015, by and among Mr. Daoping Bao, Ms. Nancy Brenner, Mr. Lange Feng, Mr. Jihe Zhang, 1030443 B.C. Ltd. and High Nature Holding Limited, as amended.

3.	Joinder Agreement, dated April 2, 2015 by Mandra Forestry Limited.

4.	Joinder Agreement, dated April 2, 2015 by Jihe Zhang.

5.

Merger Agreement, dated April 2, 2015, by and among Premier Exhibitions, Inc., Dinoking Tech Inc., 1032403 B.C. Ltd., Mr. Daoping Bao and Ms. Nancy Brenner (incorporated by reference to Exhibit 2.1 to Premier Exhibitions, Inc.’s Current Report on Form 8-K filed April 8, 2015).

6.

Corporate Governance Agreement, dated November 1, 2015, by and among Premier Exhibitions, Inc., Mr. Daoping Bao and Ms. Nancy Brenner (incorporated by reference to Exhibit 10.1 to Premier Exhibitions, Inc.’s Current Report on Form 8-K filed November 4, 2015).

7.

Support Agreement, dated November 1, 2015, by and among Premier Exhibitions, Inc. and 1032403 B.C. Ltd. (incorporated by reference to Exhibit 10.2 to Premier Exhibitions, Inc.’s Current Report on Form 8-K filed November 4, 2015).

8.	Registration Rights Agreement, dated November 1, 2015, by and among Premier Exhibitions, Inc., Mr. Daoping Bao and Ms. Nancy Brenner (incorporated by reference to Exhibit 10.3 to Premier Exhibitions, Inc.’s Current Report on Form 8-K filed November 4, 2015).

9.

Success Payment Agreement, dated April 2, 2015, by and among Premier Exhibitions, Inc., Mr. Daoping Bao and Ms. Nancy Brenner (incorporated by reference to Exhibit 10.2 to Premier Exhibition, Inc.’s Current Report on Form 8-K filed April 8, 2015).

10.	Amended and Restated Secured Promissory Note and Guarantee, dated April 2, 2015, by and among Premier Exhibitions, Inc., as obligor, Premier Merchandising, LLC, RMS Titanic, Inc., Premier Exhibition Management LLC and Arts and Exhibitions International, LLC, as obligors, and Mr. Daoping Bao, for and on behalf of the lenders thereunder.

Schedule I

The names of the shareholders of High Nature Holding Limited, their business address and citizenship are set forth below. Each occupation set forth opposite an individual’s name refers to Anhui Geyi Biorefineries Industrial Park Ltd.

Name	Position	Business Address	Citizenship
Haiping Zou	Chairman & President	Anhui Geyi Biorefineries Industrial Park Ltd. Chuangye Avenue, Yanliu, Shou County, Anhui Province P.R. China	China
Xiao Bai	CFO	Anhui Geyi Biorefineries Industrial Park Ltd. Chuangye Avenue, Yanliu, Shou County, Anhui Province P.R. China	China

The Reporting Persons have requested on multiple occasions but not received the information necessary to complete this Schedule I with respect to Mandra Forestry Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAOPING BAO

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact

HIGH NATURE HOLDING LIMITED

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact, on behalf of High Nature Holding Limited

JIHE ZHANG

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact

LANGE FENG

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact

MANDRA FORESTRY LIMITED

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact, on behalf of Mandra Forestry Limited

NANCY BRENNER

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact

Dated: March 31, 2016

Exhibit 1

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, each undersigned party hereby agrees to the joint filing, on behalf of such undersigned party with respect to the common stock, par value $0.0001 per share, of Premier Exhibitions, Inc. (the “Company”), a Florida corporation, of any and all forms, statements, reports, and/or documents required to be filed by such undersigned party under Section 13(d) and/or Section 16 of the Exchange Act (including any amendments, supplements, and/or exhibits thereto) with the U.S. Securities and Exchange Commission (the “SEC”) (and, if such security is registered on a national securities exchange or national securities association, also with such exchange or association as may be required by applicable laws, rules and regulations), and each undersigned party further agrees that this Joint Filing Agreement and Power of Attorney may be included as an Exhibit to such joint filing.

Know all by these presents, that the undersigned hereby constitutes and appoints each of Laing Henshall, Catherine Wade, Samuel Schlessinger, Emily Yuen, Danielle Moore Burton, Tina Bingham and Brian A. Wainger or any of them acting as the true and lawful attorney-in-fact and agent of such undersigned party with full power and authority and full power of substitution and resubstitution, for, in the name of, and on behalf of such undersigned party, place and stead, in any and all capacities to:

1.     execute any and all forms, statements, reports, and/or documents required to be filed by such undersigned party under Section 13(d) and/or Section 16 of the Exchange Act (including any and all amendments, supplements and/or exhibits thereto), for, in the name of, and on behalf of such undersigned party;

2.     do and perform any and all acts for, in the name of, and on behalf of such undersigned party which said attorney-in-fact determines may be necessary or appropriate to complete and execute any and all such forms, statements, reports, and/or documents, any and all such amendments, supplements, and/or exhibits thereto, and any and all other documents in connection therewith;

3.     file such forms, statements, reports, and/or documents, any and all such amendments, supplements, and/or exhibits thereto, and any and all other documents in connection therewith with the SEC (and, if such security is registered on a national securities exchange or national securities association, also with such exchange or association as may be required by applicable laws, rules and regulations); and

4.     perform any and all other acts that said attorney-in-fact or agents determines may be necessary or appropriate in connection with the foregoing that may be in the best interest of or legally required by such undersigned party, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as said attorney-in-fact and agents might or should do in person, hereby ratifying and confirming all that said attorney-in-fact and agent shall do or cause to be done by virtue hereof.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever required, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Joint Filing Agreement and Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request and on the behalf of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with, or any liability for the failure to comply with, any provision of Section 16 of the Exchange Act.

This Joint Filing Agreement and Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file such forms, statements, reports, and/or documents in accordance with Section 13(d) and/or Section 16 of the Exchange Act with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Joint Filing Agreement and Power of Attorney as of this 6th day of November, 2015.

DAOPING BAO

By:	/s/ Daoping Bao

HIGH NATURE HOLDING LIMITED

By:	/s/ Haiping Zou
Name: Haiping Zou
Title: President

JIHE ZHANG

By:	/s/ Jihe Zhang

LANGE FENG

By:	/s/ Lange Feng

MANDRA FORESTRY LIMITED

By:	/s/ Zhang Songyi
Name: Zhang Songyi
Title: Director

NANCY BRENNER

By:	/s/ Nancy Brenner

Exhibit 2

Stockholders Agreement

This Stockholders Agreement (this “Agreement”), dated as of April 2, 2015, is entered into by Daoping Bao, an individual residing in the Province of British Columbia, Canada (“Bao”), Nancy Brenner, an individual residing in the Province of British Columbia, Canada (collectively with Bao, the “DK Shareholders”), Lange Feng, an individual residing in the Province of British Columbia, Canada), 1030443 B.C. Ltd., a corporation existing under the laws of the Province of British Columbia, and High Nature Holding Limited, a corporation existing under laws of the British Virgin Islands (collectively, the “DK Investor Group”) each of which is sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the DK Shareholders own all of the share capital in Dinoking Tech Inc. have entered into that certain Merger Agreement of even date herewith (the “Merger Agreement”); capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement);

WHEREAS, under the Merger Agreement the DK Shareholders have agreed to exchange their shares of Dinoking Tech Inc. for a combination of shares of (i) Common Stock, par value US$0.0001 per share (“Common Stock”) of Premier Exhibitions Inc., a Florida company (the “Company”), (ii) an indirect ownership represented by shares exchangeable into the Company’s Common Stock (“Exchangeable Shares”), and (iii) the right to direct the voting of the Company’s Common Stock represented by newly created special voting shares of the Company at a price of US$100 per share (the “Special Voting Shares”, and collectively with the Common Stock and Exchangeable Shares, the “Merger Shares”) to be issued on the closing of the transactions under the Merger Agreement, representing in the aggregate approximately 24% of the shares of the Company’s Common Stock on a fully diluted basis. The Special Voting Shares will have attached thereto voting rights equivalent to the number of the Company’s Common Stock for which the Exchangeable Shares received by the DK Shareholders can be exchanged;

WHEREAS, the DK Investor Group has entered into an Assignment and Assumption Agreement of even date herewith (the “Assignment and Assumption Agreement”) with each of PWCM Master Fund Ltd. and Pentwater Credit Opportunity Fund Ltd. under which the DK Investor Group has taken an assignment of the promissory notes issued to them by the Company as replaced by the Note (as defined below);

WHEREAS, the Company has issued an Amended and Restated Promissory Note of even date herewith (the “Note”) having a principal amount of up to US$13.5 million of which US$8 million is outstanding (which amount was owed by the Company under the promissory notes assigned to the DK Investor Group under the Assignment and Assumption Agreement) and under which the DK Investor Group has agreed to advance up to an additional US$5.5 million to the Company, under specified conditions;

WHEREAS, the Note automatically converts into Common Stock of the Company upon the completion of the transaction contemplated by the Merger Agreement;

WHEREAS, immediately following the consummation of the transactions contemplated by the Merger Agreement, the DK Shareholders will own, directly or indirectly, and have direct or indirect ownership and voting rights to shares of the Company’s Common Stock (including through the holding of Exchangeable Shares together with the Special Voting Shares) representing approximately 24% of shares of the Company’s Common Stock on a fully diluted basis;

WHEREAS, the DK Shareholders may also receive an additional ownership and voting rights to shares of the Company’s Common Stock or Exchangeable Shares in the aggregate representing approximately 6% of the shares of the Company’s Common Stock on a fully diluted basis (the “Additional Payments”), relating to matters providing additional value to the Company and that arise after the execution of the Merger Agreement;

WHEREAS, immediately following the conversion of the Note, the DK Investor Group will own, directly or indirectly, shares of the Company’s Common Stock representing approximately 23% of shares of the Company’s Common Stock on a fully diluted basis and the Parties, assuming the Additional Payments are made, will own in the aggregate, directly or indirectly, shares of Common Stock representing up to approximately 53% of the Company’s Common Stock or a fully diluted basis; and

WHEREAS, in connection with their entry into the Merger Agreement by the DK Shareholders and the consummation of the transactions contemplated thereby, and the entry into the Assignment and Assumption Agreement by the DK Investor Group and the consummation of the transactions contemplated thereby, the Parties have agreed to enter into this Agreement, which sets forth certain terms and conditions relating to, among other things, the ownership, transfer and voting of the shares of the Company’s Common Stock owned by the Parties.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows

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Article I
Voting

Section 1.01     Parties’ Covenants to Vote.

(a)	Each Party hereby agrees to vote or cause to be voted, or consent or cause to be consented, with respect to all matters submitted to a vote or consent, as the case may be, of the Company’s stockholders at any time during the term of this Agreement, whether the matter is brought before any meeting of the stockholders of the Company however called, proposed to be taken by written consent of the stockholders of the Company or otherwise, all Merger Shares owned or held by the Parties, directly or indirectly, (the “Party Shares”), as directed by the Representative of the Parties. For the avoidance of doubt, the term “Party Shares” shall include all Merger Shares owned or held by the Parties, directly or indirectly, as of the date hereof (after giving effect to the transaction contemplated by the Merger Agreement and on the conversion of the Note) and all such Party Shares and rights subsequently acquired by any Party by any means, including, without limitation, upon exercise of any stock option, warrant or similar purchase right. The term “Representative of the Parties” or “Parties’ Representative” shall mean Bao or, if applicable, an entity under his majority control, in each case in his or its capacity as Representative of the Parties.

(b)	In furtherance of the voting agreement of the Parties contained in Section 1.01(a), each Party hereby constitutes and appoints as the proxy of such Party, and hereby grants a power of attorney to, the Representative of the Parties, with full power of substitution, with respect to all matters submitted to a vote or consent of the Company’s stockholders as contemplated by the foregoing Section 1.01(a). Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Parties in connection with the transactions contemplated by the Merger Agreement, the Note and this Agreement, including the agreements to vote set forth in this Article I, and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates pursuant to Article IV and for greater certainty shall be an enduring power of attorney as defined in the Power of Attorney Act (British Columbia) under which the attorney may exercise authority both (i) while the adult person granting such power is capable, and (ii) while such adult is incapable, of making decisions about the grantor's financial affairs, and the authority of the attorney continues despite the grantor’s incapacity, regardless of any Transfer or assignment of the Party Shares of the Party and despite any Transfer by will, or devolution or otherwise at law to another person on the death of such Party.

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(c) Each Party hereby revokes any and all previous proxies or powers of attorney with respect to the Party Shares owned or controlled by it and shall not hereafter, unless and until this Agreement terminates pursuant to Article IV, purport to grant any other proxy or power of attorney with respect to any of the Party Shares owned or controlled by it, deposit any of the Party Shares owned or controlled by it into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person or entity, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Party Shares.

(d)	Each Party shall indemnify and hold harmless the Representative of the Parties from, against and in respect of any loss, liability, claim, damage, cost, fine, deficiency, judgment, award, settlement and expense (including, without limitation, interest, penalties, costs of investigation and defense and the reasonable fees and expenses of attorneys and experts) (collectively, “Indemnifiable Expenses”) incurred directly by the Representative of the Parties in connection with any claim asserted by an unaffiliated third party against the Representative of the Parties based upon the voting of the Party’s Shares by the Representative of the Parties or its designee pursuant to the proxy and power of attorney granted under Section 1.01(b). In addition, for the avoidance of doubt, the indemnification contemplated by this Section 1.01(d) shall not apply to any Indemnifiable Expenses incurred in connection with such Representative of the Parties capacity as a director, officer or employee of the Company.

Article II
Transfer

Section 2.01     General Restrictions on Transfer of Party Shares.

(a)	Except as otherwise expressly permitted pursuant to this Article II, no Party shall Transfer (as hereinafter defined) any of its Party Shares without the prior written consent of the Parties’ Representative, which consent may be granted or withheld in the sole and absolute discretion of the Parties’ Representative.

(b)	For all purposes of this Agreement, the term “Transfer” means, as a noun, any direct or indirect, voluntary or involuntary transfer, sale, pledge, encumbrance, assignment, hypothecation, gift, or other disposition and, as a verb, to voluntarily or involuntarily, directly or indirectly, transfer, sell, assign, pledge, encumber, hypothecate, give, or otherwise dispose of, any of the Party Shares. In addition, with respect to any Party that is an entity, any Transfer by any equity holder of such entity of his or its equity interests in such entity, or the issuance of any additional equity interests in such entity, shall be deemed to be a Transfer for purposes of this Agreement.

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Section 2.02     Permitted Transfers.

A Party shall be free at any time (without the consent of the Parties’ Representative but, in the case of clauses (i) or (ii) of this sentence, upon at least five business days advance written notice to the Parties’ Representative) to Transfer all or any portion of its Party Shares: (i) in the case the transferring Party is a natural person, to a trust or estate, limited liability company, limited partnership or similar vehicle owned or controlled by such Party; and (ii) in the case of a transferring Party that is not a natural person, to (A) such Party’s equity holders on dissolution of such Party, or (B) a wholly owned subsidiary of such Party. Party Shares owned or held by a Party who is a natural person may also be Transferred upon such Party’s death or involuntarily by operation of law. In addition, Party Shares may be Transferred pursuant to a merger, consolidation or other business combination involving the Company’s Common Stock that has been approved by the Company’s Board of Directors and otherwise in compliance with all applicable laws, rules and regulations. Notwithstanding the foregoing, in the case of any Transfer permitted under this Section 2.02 (other than a permitted Transfer pursuant to the preceding sentence of this Section 2.02), it shall be a condition to such Transfer that such transferee agrees, by executing a joinder agreement in substantially the form attached hereto as Exhibit A (y) to be bound by this Agreement as a Party with respect to all of the Party Shares Transferred to such transferee, and (z) that all of the Party Shares Transferred to such transferee remain subject to this Agreement and all of the terms, conditions and restrictions hereof as Party Shares.

Section 2.03     Right of First Refusal.

(a)	If a Party (such Party, an "Offering Stockholder") receives a bona fide offer (the “Offer”) from any unaffiliated third party (a “Third Party Purchaser”) to purchase any or all of the Party Shares owned by such Party (the “Offered Shares”) and the Offering Stockholder desires to Transfer the Offered Shares to the Third Party Purchaser pursuant to such Offer, then the Offering Stockholder must first make an offering of the Offered Shares to the other Parties in accordance with the provisions of this Section 2.03.

(b)	The Offering Stockholder shall, within five business days after receipt of the Offer from the Third Party Purchaser, give written notice (the "Offering Stockholder Notice") to the Parties’ Representative stating that it has received a bona fide offer from a Third Party Purchaser and specifying:

(i)	the number of Offered Shares proposed to be Transferred by the Offering Stockholder;

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(ii)	the identity of the Third Party Purchaser;

(iii)	the per share purchase price and the other material terms and conditions of the Offer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv)	the proposed date, time and location of the closing of the Offer, which shall not be less than 60 days from the date of the Offering Stockholder Notice.

(c)	The Offering Stockholder Notice shall constitute the Offering Stockholder's offer to Transfer the Offered Shares to each ROFR Purchaser (as hereinafter defined), which offer shall be irrevocable for the ROFR Notice Period (as hereinafter defined).

(d)	Upon receipt of the Offering Stockholder Notice, each of the Parties and, if applicable, their respective assignees under this Section 2.03 (the “ROFR Purchaser”) shall have 45 days (the “ROFR Notice Period”) to elect, in its sole discretion, to purchase its pro rata share or such additional number as it would purchase in the event that any Party does not provide an ROFR Notice in respect of their pro rata share of the Offered Shares, on the terms specified in the Offering Stockholder Notice (subject to the right of the ROFR Purchaser pursuant to Section 2.03(e) below to pay the purchase price solely in cash), by delivering a written notice of such election (a "ROFR Notice") to the Offering Stockholder. Any ROFR Notice shall be binding upon delivery and irrevocable by the ROFR Purchaser. If not all Offered Shares are the subject of an ROFR Notice, any ROFR Purchaser that has delivered an election to purchase more that its pro rata share shall be entitled to purchase Offered Shares in excess of the number of Offered Shares which represent its pro rata share of Offered Shares on a pro rata basis with all other Parties who have so elected. For the purposes of this Section a “pro rata” share shall mean the number of Party Shares a Party owns divided by the aggregate of the number of Party Shares owned by all of the Parties or for which the Parties have sent an ROFR Notice, as applicable.

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(e)	If the ROFR Purchasers elect to purchase all, but not less than all, of the Offered Shares pursuant to this Section 2.03, the ROFR Purchasers and the Offering Stockholder shall take all actions as may be reasonably necessary to consummate the purchase and sale of such Offered Shares, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate, and making all payments in connection therewith, within 30 days after delivery of the ROFR Notice (or if such 30 day period expires during a period in which “insiders” of the Company are prohibited from purchasing or selling securities of the Company and such prohibition applies to the exercise of the ROFR Purchaser’s rights hereunder, within 10 days following the expiration of such restricted period). Notwithstanding anything to the contrary contained herein, if all or any portion of the consideration proposed to be paid by the Third Party Purchaser for the Offered Shares as set forth in the Offering Stockholder Notice is other than cash, the ROFR Purchaser shall have the option exercisable in its sole discretion by specifying the same in the ROFR Notice to pay the purchase price solely in cash, in which case the fair market value of the proposed non-cash consideration shall be determined in good faith by the disinterested members of the Company’s Board of Directors. All cash payments shall be paid by certified check or by wire transfer of immediately available funds to an account designated in writing by the Offering Stockholder to the ROFR Purchaser.

(f)	If the ROFR Purchaser does not elect in an ROFR Notice delivered during the ROFR Notice Period to purchase all, but not less than all, of the Offered Shares, (i) the Party and, if applicable, ROFR Purchaser shall be deemed to have waived their rights to purchase the Offered Shares under this Section 2.03, and (ii) the Offering Stockholder may, during the 60-day period immediately following the expiration of the ROFR Notice Period and subject to Section 2.03(g), transfer to the Third Party Purchaser all but not less than all of the Offered Shares on terms and conditions no more favorable to the Third Party Purchaser than those set forth in the Offering Stockholder Notice. If the Offering Stockholder does not Transfer the Offered Shares within such period, the rights provided under this Section 2.03 shall be deemed to be revived and the Offered Shares shall not be Transferred to the Third Party Purchaser or otherwise pursuant to this Section 2.03 unless the Offering Stockholder sends a new Offering Stockholder Notice in accordance with, and otherwise complies with, this Section 2.03.

  Section 2.04     Condition to Transfer of Party Shares.

For so long as the Parties are required to have in place the power of attorney in favour of Bao or his nominee in accordance with Section 1.01 (such period, the “Restricted Period”), it shall be a condition to any Transfer of a Party’s Shares that the transferee agrees, by executing a joinder agreement in substantially the form attached hereto as Exhibit A, (i) to be bound by this Agreement as a Party with respect to all of the Party’s Shares Transferred to such transferee, and (ii) that all of the Party’s Shares Transferred to such transferee remain subject to this Agreement and all of the terms, conditions and restrictions hereof as the Party’s Shares.

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Section 2.05     Drag-Along and Tag-Along Rights.

(a)	If a Party holding in excess one-third (1/3) of the total number of Party Shares (the “Transferor”) elects to sell (either in a single or a series of related transactions) shares representing 50% or more of the Party’s Shares (such Party’s Shares desired to be so Transferred, the “Transferor Shares”)) to an unaffiliated third party (a “Drag-Tag Buyer”), then, at least 30 days prior to the date upon which the Party intends to consummate such Transfer, the Transferor shall give written notice thereof which notice shall set forth the consideration to be paid by the Drag-Tag Buyer, and the other material terms and conditions of such transaction (such notice, the “Transferor Notice”) to each Party and the Parties’ Representative that the Transferor desires (the “Drag-Along Right”) that each such Party Transfer in the transaction the percentage of its Party Shares equal to the percentage of the Transferor Shares being Transferred in the transaction compared to all of Party Shares owned by the Party at that time (the “Ratable Percentage Shares”) and on the same terms and conditions, including price, upon which the Transferor is Transferring the Transferor Shares. The Parties shall, subject to the provisions of this Section 2.05, consent to and raise no objections against such Transfer by the Party and, if requested to do so by the Transferor in the Transferor Notice, Transfer their respective Ratable Percentage Shares, subject to the provisions of this Section 2.05, on the same terms and conditions upon which the Transferor is Transferring the Transferor Shares.

(b)	If the Transferor proposes to sell Transferor Shares pursuant to any transaction or series of related transactions as to which the Transferor would be entitled to exercise the Drag-Along Right but the Transferor does not so elect to exercise the Drag-Along Right, then, as a condition to such Transfer, each Party shall have the right (the “Tag-Along Right”) to sell to the Drag-Tag Buyer, at such Party’s option, such Party’s Ratable Percentage Shares (as calculated in the same manner as set forth in Section 2.05(a)), on the same terms and conditions and at the same price as are applicable to the Transferor Shares. In the event that the Tag-Along Right applies with respect to a proposed Transfer of Transferor Shares, then (i) the Transferor shall provide notice thereof in the Transferor Notice and (ii) each Party shall have 30 days following receipt of the Transferor Notice to elect to sell all or a portion of such Party’s Ratable Percentage Shares. The failure of a Party to notify the Transferor of its election of the Tag-Along Right within such 30 day period shall be deemed to constitute a waiver of such Party’s Tag-Along Right with respect to such Transfer. If the Drag-Tag Buyer is unwilling to purchase the Transferor Shares and all of the Party Shares desired to be sold by Parties exercising the Tag-Along Right, then, at the Transferor’s sole option, either (i) the transaction shall not be consummated or (ii) each of the Transferor Shares and the Party Shares desired to be sold in the transaction by Parties exercising the Tag-Along Right shall be ratably reduced to equal an amount of shares determined by multiplying the Transferor Shares or the applicable Party Shares, as the case may be, by a fraction, the numerator of which is the total number of shares which the Drag-Tag Buyer agrees to purchase in the transaction and the denominator of which is the total number of Transferor Shares and Party Shares desired to be sold in the transaction.

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(c)	If the Transferor exercises the Drag-Along Right, each Party shall, and each Party who exercises the Tag-Along Right shall, take such actions as reasonably necessary to consummate the applicable transaction, including, without limitation, to execute and deliver a definitive purchase and sale (or other similar) agreement, in substantially the same form and substance as the definitive agreement executed and delivered by the Transferor; provided, that (i) if the Transferor exercises the Drag-Along Right, no Party will be required to provide representations and warranties other than several (and not joint) representations and warranties, and indemnities with respect thereto, substantially similar in scope and substance (other than to conform the same to the applicable transaction) to the representations and warranties made by the DK Shareholders in the Agreement, and (ii) if the Tag-Along Right is exercised, (A) the representations and warranties relating specifically to a Party participating in the transaction shall be made only by such Party and any indemnification provided by any Party participating in the transaction with respect to the Company, if any, shall be based on the shares being Transferred by each of them vis a vis all of the shares in the Company being Transferred in the transaction, on a several, not joint, basis, (B) no Party shall be required to provide any indemnity in such transaction that provides for liability to such Party in excess of the amount of proceeds actually received by such Party in such transaction, and (C) each of the Transferor and each Party participating in the transaction shall bear its pro rata share of the costs of the transactions based on the net proceeds to be received by each such person in connection with the transaction to the extent such costs are incurred for the benefit of persons selling shares in the transaction and are not paid by the Drag-Tag Buyer.

(d)	The Transferor shall have 120 days following the date of the Transferor Notice in which to consummate a transaction subject to this Section 2.05 on the terms set forth in the Transferor Notice (which 120-day period shall be extended for a reasonable time to the extent reasonably necessary to obtain any regulatory approvals or if necessary to enable the Transferor and any Party as an insider of the Company to engage in a transaction in the securities of the Company). If at the end of such period, the Transferor has not completed the transaction other than as a result of any action or inaction by a Party in breach of this Agreement, the Transferor may not then effect a transaction subject to this Section 2.05 without again fully complying with the provisions of this Section 2.05.

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Article III
Representations and Warranties

Section 3.01     Representations and Warranties. Each Party, severally and not jointly, represents and warrants to each of the other Parties, severally and not jointly, that:

(a)	if such Stockholder is not a natural person, such Stockholder is duly organized and validly existing in good standing under the laws of the jurisdiction in which it is formed, and has the requisite power and authority to own its properties and to carry on its business as now being conducted;

(b)	if such Stockholder is a natural person, such Stockholder is under no impairment or other disability, legal, physical, mental or otherwise, that would preclude or limit the ability of the Party to enter into this Agreement or perform his obligations hereunder;

(c)	such Stockholder has the requisite power and authority to enter into and perform its or his obligations under this Agreement;

(d)	the execution and delivery of this Agreement by such Stockholder have been duly authorized and, except for filings required under the Exchange Act, no further filing, consent, or authorization is required;

(e)	this Agreement has been duly executed and delivered by such Stockholder, and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with the terms hereof, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies;

(f)	the execution, delivery and performance of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not: (i) if such Stockholder is not a natural person, result in a violation of the organizational documents of such Stockholder; (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Stockholder is a party or by which such Stockholder is bound or to which any of its or his assets or properties are subject; or (iii) result in a violation of any Law applicable to such Stockholder or by which any of his or its assets or properties is bound or affected; and

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(g)	except for this Agreement, the Merger Agreement, the Note and any agreements or arrangements that were terminated prior to the consummation of the transactions contemplated by the Merger Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the shares of the Company’s Common Stock or any conversion rights in respect of the Note owned or held by such Stockholder, including agreements or arrangements with respect to the acquisition or disposition of such shares or any interest therein or the voting of such shares.

Article IV
Term and Termination

Section 4.01     Termination. The term of this Agreement shall commence on the date hereof and shall terminate upon the earliest of (a) such time, if any, as no Party Shares remain subject to this Agreement, (b) the dissolution, liquidation, or winding up of the Company, (c) such time, if any, as the holder(s) of a majority of all of the Party Shares elect to terminate this Agreement by providing written notice of such termination to the Parties, (d) the fifth anniversary of the date hereof; provided, however, that solely in the case of clause (d), if any period for giving notice or exercising a right or option under, or otherwise complying with the provisions of or completing a transaction (or, if applicable, series of related transactions), under, Sections 2.03, 2.04 or 2.05 is in effect on the fifth anniversary of the date hereof, then solely with respect to such transaction (or, if applicable, series of related transactions), the provisions of Sections 2.03, 2.04 and 2.05, as the case may be, and the Parties’ respective obligations thereunder shall survive the termination of this Agreement in accordance with their terms.

Article V
Miscellaneous

Section 5.01     Expenses; Prevailing Party. Each Party shall pay his or its own expenses (including attorneys’ fees) incident to this Agreement and the transactions contemplated herein. Notwithstanding the foregoing, in the event that any Party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the prevailing party shall be reimbursed by the losing party or parties for all costs and expenses, including reasonable attorneys’ fees and expenses, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

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Section 5.02     Notices.  Any and all notices or other communications or deliveries required or permitted to be provided under this Agreement shall be in writing and shall be deemed given and effective on the earliest of (a) the business day following the date of mailing, if sent by nationally recognized overnight courier service, specifying next business day delivery, (b) the third business day following the date of mailing, if sent by certified mail, return receipt requested, postage prepaid, or (c) upon actual receipt by the Party to whom such notice is required to be given if delivered by hand. The address for such notices and communications shall be as follows:

(a)	If to Daoping Bao:

5790 126A Street
Surrey, British Columbia V3X 3H6
Canada

Attention:	Daoping Bao

Facsimile:	(604) 277-1617

Email:	daoping@dinosaursunearthed.com

with a copy to:

Dentons Canada LLP
20th Floor, 250 Howe Street
Vancouver, British Columbia V6C 3R8
Canada

Attention:	Catherine Wade

Facsimile:	(604) 683-5214

Email:	Catherine.Wade@dentons.com

(b)	If to Nancy Brenner:

18 - 1828 Lilac Drive
Surrey, British Columbia V4A 5C9
Canada

Attention:	Nancy Brenner

Facsimile:	(604) 277-1617

Email:	nancy@dinosaursunearthed.com

with a copy to:

Dentons Canada LLP
20th Floor, 250 Howe Street
Vancouver, British Columbia V6C 3R8
Canada

Attention:	Catherine Wade

Facsimile:	(604) 683-5214

Email:	Catherine.Wade@dentons.com

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(c)	If to DK Investor Group:

Dinoking Tech Inc.
c/o Daoping Bao

#110 - 11188 Featherstone Way
Richmond, British Columbia V6W 1K9
Canada

Attention:	Daoping Bao

Facsimile:	(604) 277-1617

Email:	daoping@dinosaursunearthed.com

with a copy to:

Dentons Canada LLP
20th Floor, 250 Howe Street
Vancouver, British Columbia V6C 3R8
Canada

Attention:	Catherine Wade

Facsimile:	(604) 683-5214

Email:	Catherine.Wade@dentons.com

or, in each case or in the case of a subsequently admitted Party to this Agreement, to such other address as may be designated in writing hereafter, in the same manner, by such Party by prior notice to the other Party or Parties, as the case may be, in accordance with this Section 5.02.

Section 5.03     Governing Law; Waiver of Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Florida, without regard to the principles of conflicts of law thereof. Each Party agrees that all legal proceedings concerning the interpretation, enforcement and defense of this Agreement or the transactions contemplated by this Agreement (whether brought against a Party hereto or his or its respective Affiliates, directors, officers, securityholders, members, employees or agents) shall be commenced exclusively in the state or federal courts sitting in Florida. Each Party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Florida for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the interpretation or enforcement of this Agreement), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court or that such Proceeding is improper. Each Party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by applicable Law.

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TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HERETO HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

Section 5.04     Titles and Headings. The titles and headings in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

Section 5.05     Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. If any court of competent jurisdiction determines that any term or provision hereof, or any part of any such term or provision is invalid or unenforceable, such term or provision, or part thereof, shall be enforced to the full extent permitted by such court, and all other terms and provisions shall not thereby be affected and shall be given full effect, without regard to the invalid provisions or portions.

Section 5.06     Entire Agreement. This Agreement, the Merger Agreement, the Note and the other documents being executed by the parties in connection with the Merger Agreement constitute the entire agreement of the Parties with respect to the subject matter contained herein and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

  Section 5.07   Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective heirs, successors, legal representatives, and permitted assigns and, to the extent set forth herein, transferees.

Section 5.08     No Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon any person or entity other than the Parties hereto and their respective heirs, successors, legal representatives, and permitted assigns and, to the extent set forth herein, transferees, any rights or remedies under or by reason of this Agreement.

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Section 5.09     Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the holder(s) of a majority of the Party Shares then subject to this Agreement. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 5.10     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument. This Agreement may be transmitted by facsimile or electronically, and it is the intent of the parties that the facsimile copy (or a photocopy or PDF copy) of any signature printed by a receiving facsimile machine or computer printer shall be deemed an original signature and shall have the same force and effect as an original signature.

Section 5.11     Further Assurances. The Parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Parties (in particular, the party or parties whose rights and privileges may be affected or at issue) may reasonably request or require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.12     Equitable Remedies. Each Party hereto acknowledges that the other Party or Parties hereto would be irreparably damaged in the event of a breach or threatened breach by such Party of any of its obligations under this Agreement and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, each of the other Parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach under this Agreement, at law or in equity, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond) granting specific performance by such Party of its obligations under this Agreement.

Section 5.13     Legend on Stock Certificates.

(a)	In addition to any legends required by applicable Law, (i) each stock certificate representing any Party Shares shall bear a legend in substantially the form set forth in paragraph (b) below for so long as this Agreement remains in effect.

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(b)	The restrictive legend referenced in paragraph (a) above shall be in substantially the following form:

“The shares represented by this certificate are subject to that certain Stockholders Agreement, dated April 2, 2015, and all amendments thereto, copies of which are on file at the principal office of the Company, and voluntary or involuntary sale, pledge, assignment, hypothecation, gift, or other disposition or transfer (as defined in such Stockholders Agreement) of the shares represented by this certificate or any interest therein shall be subject to the terms of such Stockholders Agreement and the shares represented hereby shall remain subject to the terms of such Stockholders Agreement notwithstanding any such Transfer.”

(c)	The Parties hereby agree to immediately submit to the Company the stock certificates held by each of them representing the Party Shares, as the case may be, for inscription of the aforesaid restrictive legend thereon.

(d) Notwithstanding the foregoing or anything to the contrary contained herein, the enforceability of this Agreement, including, without limitation, the proxy granted hereby, shall not be affected by the fact that the stock certificates representing any Party Shares have not been delivered as provided for herein or that such stock certificates may not bear any legend with respect to the provisions of this Agreement.

Section 5.14     Construction; Interpretation.

(a)	This Agreement shall be interpreted and construed without regard to any rule or presumption requiring that this Agreement be interpreted or construed against the party causing this Agreement to be drafted.

(b)	Whenever the context of this Agreement permits, the masculine or neuter gender shall include the feminine, masculine and neuter genders, and any reference to the singular or plural shall be interchangeable with the other.

(c)	For the avoidance of doubt, the terms “Common Stock,” and “Party Shares” as used throughout this Agreement shall refer to the Company’s Common Stock or shares thereof, as the context may require, and any other securities into which the Company’s Common Stock may be converted during the term of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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EXHIBIT A

Form of Joinder Agreement

Reference is hereby made to that certain Stockholders Agreement, dated as ________, 2015 (as amended from time to time, the "Stockholders Agreement"), by the DK Shareholders and the DK Investor Group, as defined therein, and the other Stockholders which may have become a party thereto from time to time.

Pursuant to and in accordance with Sections 2.02 and 2.04 of the Stockholders Agreement, the undersigned hereby agrees that upon the execution of this Joinder Agreement, (a) the undersigned shall become a party to the Stockholders Agreement as a Party, (b) the undersigned shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Stockholders Agreement as a Party as though an original party thereto, and (c) the shares of the Company’s Common Stock acquired on the date hereof by the undersigned from __________ shall be deemed to be [Party] Shares for all purposes of the Stockholders Agreement.

Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Stockholders Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of _____________.

[Transferee Stockholder Name]

By
Name:
Title:

Address:

Exhibit 3

JOINDER AGREEMENT

Reference is hereby made to that certain Stockholders Agreement, dated as April 2, 2015 (as amended from time to time, the "Stockholders Agreement"), by the DK Shareholders and the DK Investor Group, as defined therein, and the other Stockholders which may have become a party thereto from time to time.

The undersigned confirms that it is a part of the DK Investor Group and will be advancing funds under the Note, as defined in the Stockholders Agreement and hereby agrees that upon the execution of this Joinder Agreement, (a) the undersigned shall become a party to the Stockholders Agreement as a Party, (b) the undersigned shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Stockholders Agreement as a Party as though an original party thereto.

Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Stockholders Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of April 2, 2015.

MANDRA FORESTRY LIMITED

By:	/s/ Zhang Song-yi
Name:	Zhang Song-yi
Title:

Address:	c/o Porticullis TrustNet (BVI) Limited

Porticullis TrustNet Chambers, PO Box 3444

Road Town, Tortola
British Virgin Islands

Exhibit 4